SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

KLX Energy Services Holdings, Inc.

(Name of Issuer)

Common Stock, par value of $0.01 per share

(Title of Class of Securities)

48253L 10 6

(CUSIP Number)

Paul Cornell

Managing Director and Chief Financial Officer

1415 Louisiana Street, Suite 2400

Houston, Texas 77002

Tel: (713) 751-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Stock CUSIP No. 48253L 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Capital Group, L.P. 86-1172016
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 625,927 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 625,927 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 625,927 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 7.6%
14	TYPE OF REPORTING PERSON PN

(1)

Consists of 517,979 shares of common stock for which Quintana Energy Partners—QES Holdings, L.L.C. is the record owner, 30,911 shares of common stock for which Quintana Energy Fund—FI, LP is the record owner, and 77,037 shares of common stock for which Quintana Energy Fund—TE, LP is the record owner. Quintana Energy Partners, L.P. controls Quintana Energy Partners—QES Holdings L.L.C. The general partner of each of Quintana Energy Partners, L.P., Quintana Energy Fund—FI, LP and Quintana Energy Fund—TE, LP is Quintana Capital Group, L.P. Quintana Capital Group, L.P. may be deemed to have beneficial ownership of the shares directly held by Quintana Energy Partners—QES Holdings, L.L.C., Quintana Energy Fund—TE, LP and Quintana Energy Fund –FI, LP.

(2)	Based on an estimate of 8,288,507 shares of Common Stock of the Issuer outstanding as of July 28, 2020.

Common Stock CUSIP No. 48253L 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Capital Group GP Ltd. 86-1172015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 625,927 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 625,927 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 625,927 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 7.6%
14	TYPE OF REPORTING PERSON OO

(1)

Consists of 517,979 shares of common stock for which Quintana Energy Partners—QES Holdings, L.L.C. is the record owner, 30,911 shares of common stock for which Quintana Energy Fund—FI, LP is the record owner, and 77,037 shares of common stock for which Quintana Energy Fund—TE, LP is the record owner. Quintana Energy Partners, L.P. controls Quintana Energy Partners—QES Holdings L.L.C. The general partner of each of Quintana Energy Partners, L.P., Quintana Energy Fund—FI, LP and Quintana Energy Fund—TE, LP is Quintana Capital Group, L.P. Quintana Capital Group GP, Ltd. is the general partner of Quintana Capital Group, L.P. and may be deemed to have beneficial ownership of the shares directly held by Quintana Energy Partners—QES Holdings, L.L.C., Quintana Energy Fund—TE, LP and Quintana Energy Fund –FI, LP.

(2)	Based on an estimate of 8,288,507 shares of Common Stock of the Issuer outstanding as of July 28, 2020.

Common Stock CUSIP No. 48253L 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Partners, L.P. 86-1172018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 517,979 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 517,979 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 515,979 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 6.2%
14	TYPE OF REPORTING PERSON PN

(1)

Quintana Energy Partners—QES Holdings, L.L.C. is the record owner of these shares. Quintana Energy Partners, L.P. controls Quintana Energy Partners—QES Holdings L.L.C. and may be deemed to have beneficial ownership of the shares.

(2)	Based on an estimate of 8,288,507 shares of Common Stock of the Issuer outstanding as of July 28, 2020.

Common Stock CUSIP No. 48253L 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Fund—FI, LP 03-0604623
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 30,911 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 30,911 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 30,911 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 0.4%
14	TYPE OF REPORTING PERSON PN

(1)	Quintana Energy Fund—FI, LP is the record owner of these shares.

(2)	Based on an estimate of 8,288,507 shares of Common Stock of the Issuer outstanding as of July 28, 2020.

Common Stock CUSIP No. 48253L 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Fund—TE, LP 03-0604624
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 77,037 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 77,037 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 77,037 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 0.9%
14	TYPE OF REPORTING PERSON PN

(1)	Quintana Energy Fund—TE, LP is the record owner of these shares.

(2)	Based on an estimate of 8,288,507 shares of Common Stock of the Issuer outstanding as of July 28, 2020.

Common Stock CUSIP No. 48253L 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Partners—QES Holdings, L.L.C. 82-4267266
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 517,979 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 517,979 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 517,979 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 6.2%
14	TYPE OF REPORTING PERSON OO

(1)	Quintana Energy Partners—QES Holdings L.L.C. is the record owner of these shares.

(2)	Based on an estimate of 8,288,507 shares of Common Stock of the Issuer outstanding as of July 28, 2020.

Common Stock CUSIP No. 48253L 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS QEP Management Co., LP 86-1172021
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 9,690 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 9,690 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 9,690 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 0.1%
14	TYPE OF REPORTING PERSON PN

(1)	QEP Management Co., LP is the record owner of these shares.

(2)	Based on an estimate of 8,288,507 shares of Common Stock of the Issuer outstanding as of July 28, 2020.

Common Stock CUSIP No. 48253L 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS QEP Management Co. GP, LLC 86-1172020
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 9,690 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 9,690 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 9,690 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 0.1%
14	TYPE OF REPORTING PERSON OO

(1)	QEP Management Co., LP is the record owner of these shares. QEP Management Co. GP, LLC is the general partner of QEP Management Co., LP and therefore may be deemed to beneficially own these shares.

(2)	Based on an estimate of 8,288,507 shares of Common Stock of the Issuer outstanding as of July 28, 2020.

Common Stock CUSIP No. 48253L 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Robertson QES Investment LLC 81-4676115
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 279,657 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 279,657 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 279,657 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 3.4%
14	TYPE OF REPORTING PERSON OO

(1)	Robertson QES Investment LLC is the record owner of these shares.

(2)	Based on an estimate of 8,288,507 shares of Common Stock of the Issuer outstanding as of July 28, 2020.

Common Stock CUSIP No. 48253L 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Corbin J. Robertson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 24,536 shares
	8	SHARED VOTING POWER (2)(3)(4) 915,274 shares
	9	SOLE DISPOSITIVE POWER (1) 24,536 shares
	10	SHARED DISPOSITIVE POWER (2)(3)(4) 915.274 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (2) 939,810 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (5) 11.3%
14	TYPE OF REPORTING PERSON IN

(1)	These shares are directly held by Corbin J. Robertson, Jr.

(2)

Includes 517,979 shares of common stock for which Quintana Energy Partners—QES Holdings, L.L.C. is the record owner, 30,911 shares of common stock for which Quintana Energy Fund—FI, LP is the record owner, and 77,037 shares of common stock for which Quintana Energy Fund—TE, LP is the record owner. Quintana Energy Partners, L.P. controls Quintana Energy Partners—QES Holdings L.L.C. The general partner of each of Quintana Energy Partners, L.P., Quintana Energy Fund—FI, LP and Quintana Energy Fund—TE, LP is Quintana Capital Group, L.P. Quintana Capital Group GP, Ltd. is the general partner of Quintana Capital Group, L.P. and may be deemed to have beneficial ownership of the shares directly held by Quintana Energy Partners—QES Holdings, L.L.C., Quintana Energy Fund—TE, LP and Quintana Energy Fund –FI, LP. Corbin J. Robertson, Jr. is a member of the board of directors of Quintana Capital Group GP Ltd. and may be deemed to beneficially own these shares due to his additional rights regarding the management of Quintana Capital Group GP Ltd.

(3)

QEP Management Co., LP is the record owner of 9,690 of these shares. QEP Management Co. GP, LLC, the general partner of QEP Management Co., LP, may also be deemed to be the beneficial owner of these shares. Corbin J. Robertson, Jr. is a member of the board of directors of QEP Management Co. GP, LLC and may be deemed to beneficially own these shares due to his additional rights regarding the management of QEP Management Co. GP, LLC.

(4)

Robertson QES Investment LLC is the record owner of 279,657 of these shares. As the sole manager of Robertson QES Investment LLC, Corbin J. Robertson, Jr. may be deemed to beneficially own these shares.

(5)	Based on an estimate of 8,288,507 shares of Common Stock of the Issuer outstanding as of July 28, 2020.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”) of KLX Energy Services Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 1415 Louisiana Street, Suite 2900, Houston, Texas 77002.

Item 2. Identity and Background.

(a) This Schedule 13D is being jointly filed by Quintana Capital Group, L.P. (“Quintana Capital”), Quintana Capital Group GP Ltd. (“Quintana Capital GP”), Quintana Energy Fund—FI, LP (“QES FI Fund”), Quintana Energy Fund—TE, LP (“QES TE Fund”), Quintana Energy Partners, L.P. (“QEP”), Quintana Energy Partners—QES Holdings, L.L.C. (“QEP Holdings”), QEP Management Co., LP (“QEP Management”), QEP Management Co. GP, LLC (“QEP Management GP”), Robertson QES Investment LLC (“Robertson QES”), Corbin J. Robertson, Jr. (“Mr. Robertson” and, together with Quintana Capital, Quintana Capital GP, QES FI Fund, QES TE Fund, QEP, QEP Holdings, QEP Management, QEP Management GP, and Robertson QES, each a “Reporting Person” and collectively, the “Reporting Persons”). The name, residence or principal business address, citizenship and present principal occupation of each manager, director and executive officer of each Reporting Person (each, a “Listed Person”) is listed on Schedule I hereto.

The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”) is filed herewith as Exhibit 1.1 hereto. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

(b) The principal business address of each Reporting Person is listed on Schedule II hereto and is hereby incorporated by reference herein.

(c) The principal business or occupation of each Reporting Person is listed on Schedule II hereto and is hereby incorporated by reference herein.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the Listed Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the Listed Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Reporting Persons is listed on Schedule II hereto and is hereby incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

Subject to the terms and conditions set forth in that certain Agreement and Plan of Merger, dated as of May 3, 2020 (the “Merger Agreement”), by and among the Issuer, Quintana Energy Services Inc. (“QES”), Krypton Intermediate LLC, and Krypton Merger Sub Inc. (“Merger Sub”), Merger Sub merged with and into QES (the “Merger”), with QES continuing as the surviving corporation and becoming an indirect wholly owned subsidiary of the Issuer. At the effective time of the Merger, the Issuer (i) consummated a 1-for-5 reverse stock split of the Issuer’s issued and outstanding common stock (the “Reverse Stock Split”), effective for trading purposes as of the commencement of trading on July 28, 2020; and (ii) converted each share of QES’s common stock into 0.0969 shares of the Issuer’s Common Stock, after giving effect to the Reverse Stock Split. On July 27, 2020 (the last trading day prior to the consummation of the Merger and the Reverse Stock Split), the closing price of one share of Issuer Common Stock was $2.00 and the closing price of one share of QES common stock was $0.93.

The Reporting Persons acquired an aggregate of 939,810 shares of Common Stock in the Merger in exchange for previously owned shares of QES common stock. The table below reflects ownership of the Issuer’s Common Stock by such Reporting Persons, and, if applicable, any Listed Persons, following the closing of the Merger.

Reporting Person	No. Shares Received

Quintana Energy Partners—QES Holdings, L.L.C.	517,979

Quintana Energy Partners—FI, LP	30,911

Quintana Energy Partners—TE, LP	77,037

Robertson QES Investment LLC	279,657

Corbin J. Robertson, Jr.	24,536

Item 4. Purpose of Transaction.

The information contained in Item 3 and Item 6 is incorporated by reference herein.

All of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. Pursuant to the Merger Agreement, Mr. Robertson was appointed as a member of the Board of Directors (the “Board”) of the Issuer. Each of the Reporting Persons retains the right to change its or his investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by the Reporting Person, in any manner permitted by law. The Reporting Persons may each engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as described in this Schedule 13D, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, each of the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board or any other third party regarding such matters.

Item 5. Interest in Securities of the Issuer.

(a) Based on an estimate of 8,288,507 shares of the Issuer’s Common Stock outstanding as of the closing of the Merger, the shares of Common Stock held by the Reporting Persons constitute an aggregate of 11.3% of the outstanding shares of Common Stock of the Issuer. Please see row 13 of the applicable cover sheet to this Schedule 13D for each Reporting Person’s individual percentage ownership of the shares of Common Stock of the Issuer.

Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Act or any other purpose.

(b) With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote with respect to such shares, please see row 7 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(ii)	shared power to vote or to direct the vote with respect to such shares, please see row 8 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(iii)	sole power to dispose or direct the disposition of such shares, please see row 9 of the applicable cover sheet to this Schedule 13D for such Reporting Person; and

(iv)	shared power to dispose or to direct the disposition of such shares, please see row 10 of the applicable cover sheet to this Schedule 13D for such Reporting Person.

(c) The information contained in Items 3 and 4 to this Schedule 13D is incorporated by reference herein. Except as disclosed in this Schedule 13D, none of the Reporting Persons, or to the Reporting Persons’ knowledge, the persons set forth on Schedule I of this Schedule 13D has effected transactions in the Common Stock in the past 60 days.

(d) Except for Mr. Robertson, who serves as a member of the Board, none of the Reporting Persons or Listed Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Registration Rights Agreement

In connection with the signing of the Merger Agreement, the Issuer entered into that certain registration rights agreement, dated as of May 3, 2020 (the “Registration Rights Agreement”) with, among others, QES FI Fund, QES TE Fund, QES Holdings, Robertson QES, Archer Holdco LLC, Famatown Finance Limited and Geveran Investments Limited (collectively, the “Holders”) to grant registration rights for the shares of Common Stock held by the Holders. Pursuant to the Registration Rights Agreement, the Holders have certain shelf, demand registration and piggyback rights upon the terms and subject to the conditions set forth therein.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 2.2 and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.1	Joint Filing Agreement dated August 4, 2020.

Exhibit 2.1	Agreement and Plan of Merger dated May 3, 2020 (Incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 4, 2020).

Exhibit 2.2	Registration Rights Agreement dated May 3, 2020 (Incorporated herein by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 4, 2020).

SCHEDULE I

Quintana Capital Group, L.P.

The business and operations of Quintana Capital Group, L.P. are managed by the executive officers and directors of its general partner, Quintana Capital Group GP Ltd., as set forth below.

Quintana Capital Group GP Ltd.

The name, function, citizenship and present principal occupation or employment of each for the directors and executive officers of Quintana Capital Group, L.P. are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to employment with Quintana Capital Group GP Ltd. and (ii) the business address of each director and executive officer listed below is 1415 Louisiana Street, Suite 2400, Houston, Texas 77002.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held

Corbin J. Robertson, Jr.	Managing Partner and Director	Managing Partner	United States	939,810(1)

Donald Evans	Senior Partner and Director	Senior Partner	United States	764(2)

Paul Cornell	Managing Director and Chief Financial Officer	Managing Director and Chief Financial Officer	United States	0

Eva Clark	Chief Compliance Officer and Secretary	Chief Compliance Officer and Secretary	United States	0

Gbolade Odeneye	Vice President, Finance and Accounting	Vice President, Finance and Accounting	United States	0

Corbin J. Robertson III	Director	Director of Quintana Resources Capital ULC and Quintana Resources Holdings LP	United States	2,578(2)

William K. Robertson	Director	Managing Member, Quintana Infrastructure & Development LLC	United States	0

(1)	Represents shares more fully described on Mr. Robertson’s cover page above.
(2)	Represents shares received in the Merger, as further described in Item 3 above.

Quintana Energy Partners, L.P.

The business and operations of Quintana Energy Partners, L.P. are managed by the executive officers and directors of the general partner of its general partner, Quintana Capital Group GP Ltd., as set forth above.

Quintana Energy Fund—FI, LP

The business and operations of Quintana Energy Fund—FI, LP are managed by the executive officers and directors of the general partner of its general partner, Quintana Capital Group GP Ltd., as set forth above.

Quintana Energy Fund—TE, LP

The business and operations of Quintana Energy Fund—TE, LP are managed by the executive officers and directors of the general partner of its general partner, Quintana Capital Group GP Ltd., as set forth above.

Quintana Energy Partners—QES Holdings, L.L.C.

Quintana Energy Partners—QES Holdings, L.L.C. is controlled by Quintana Energy Partners, L.P. The business and operations of Quintana Energy Partners, L.P. are managed by the executive officers and directors of the general partner of its general partner, Quintana Capital Group GP Ltd., as set forth above.

QEP Management Co., LP

The business and operations of QEP Management Co., LP are managed by the executive officers and managers of its general partner, QEP Management Co. GP, LLC, as set forth below.

QEP Management Co. GP, LLC

The name, function, citizenship and present principal occupation or employment of each for the members and executive officers of QEP Management Co. GP, LLC are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to employment with QEP Management Co. GP, LLC and (ii) the business address of each director and executive officer listed below is 1415 Louisiana Street, Suite 2400, Houston, Texas 77002.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held

Corbin J. Robertson, Jr.	Managing Partner and Manager	Managing Partner and Director of Quintana Capital Group GP Ltd.	United States	939,810(1)

Donald Evans	Senior Partner and Manager	Senior Partner of Quintana Capital Group GP Ltd.	United States	764(2)

Paul Cornell	Managing Director and Chief Financial Officer	Managing Director and Chief Financial Officer of Quintana Capital Group GP Ltd.	United States	0

Larry Townsend	Vice President, Risk Management	Vice President, Risk Management	United States	0

Eva Clark	Chief Compliance Officer and Secretary	Chief Compliance Officer and Secretary of Quintana Capital Group GP Ltd.	United States	0

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held

Gbolade Odeneye	Vice President, Finance and Accounting	Vice President, Finance and Accounting of Quintana Capital Group GP Ltd.	United States	0

Corbin J. Robertson III	Manager	Director of Quintana Resources Capital ULC and Quintana Resources Holdings LP	United States	2,578(2)

William K. Robertson	Manager	Managing Member, Quintana Infrastructure & Development LLC	United States	0

(1)	Represents shares more fully described on Mr. Robertson’s cover page above.
(2)	Represents shares received in the Merger, as further described in Item 3 above.

Robertson QES Investment LLC

The sole manager of Robertson QES Investment LLC is Corbin J. Robertson, Jr. His principal occupation, business address and citizenship are set forth above under “Quintana Capital Group GP Ltd.”

SCHEDULE II

Reporting Person	Principal Business Address	Principal Business/Occupation	Place of Organization/ Citizenship

Quintana Capital Group, L.P.	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	General partner of certain investment funds	Cayman Islands

Quintana Capital Group GP Ltd.	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	General partner of Quintana Capital Group, L.P.	Cayman Islands

Quintana Energy Fund—FI, LP	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	Investment fund	Cayman Islands

Quintana Energy Fund—TE, LP	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	Investment fund	Cayman Islands

Quintana Energy Partners, L.P.	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	Investment fund	Cayman Islands

Quintana Energy Partners—QES Holdings, L.L.C.	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	Investment holding company	Delaware, United States

QEP Management Co., LP	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	Investment advisor and provider of management services	Delaware, United States

QEP Management Co. GP, LLC	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	General partner of QEP Management Co., LP	Delaware, United States

Robertson QES Investment LLC	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	Investment company	Delaware, United States

Corbin J. Robertson, Jr.	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	Managing Partner and Director of Quintana Capital Group GP Ltd.	United States

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2020	QUINTANA CAPITAL GROUP, L.P.

By: Quintana Capital Group GP Ltd., its general partner

By:	/s/ Corbin J. Robertson, Jr.
Name:	Corbin J. Robertson, Jr.
Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2020	QUINTANA CAPITAL GROUP GP LTD.

By:	/s/ Corbin J. Robertson, Jr.
Name:	Corbin J. Robertson, Jr.
Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2020	QUINTANA ENERGY FUND—FI, LP

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

By:	/s/ Corbin J. Robertson, Jr.
Name:	Corbin J. Robertson, Jr.
Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2020	QUINTANA ENERGY FUND—TE, LP

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

By:	/s/ Corbin J. Robertson, Jr.
Name:	Corbin J. Robertson, Jr.
Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2020	QUINTANA ENERGY PARTNERS, L.P.

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

By:	/s/ Corbin J. Robertson, Jr.
Name:	Corbin J. Robertson, Jr.
Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2020	QUINTANA ENERGY PARTNERS—QES HOLDINGS, L.L.C.

By: Quintana Energy Partners, L.P., its sole member

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

By:	/s/ Corbin J. Robertson, Jr.
Name:	Corbin J. Robertson, Jr.
Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2020	QEP MANAGEMENT CO., LP

By: QEP Management Co. GP, LLC, its general partner

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

By:	/s/ Corbin J. Robertson, Jr.
Name:	Corbin J. Robertson, Jr.
Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2020	QEP MANAGEMENT CO. GP, LLC

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

By:	/s/ Corbin J. Robertson, Jr.
Name:	Corbin J. Robertson, Jr.
Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2020	ROBERTSON QES INVESTMENT LLC

By:	/s/ Corbin J. Robertson, Jr.
Name:	Corbin J. Robertson, Jr.
Title:	Manager

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2020	CORBIN J. ROBERTSON, JR.

/s/ Corbin J. Robertson, Jr.